Exhibit 99.1

www.biocerescrops.com
Ocampo 210 bis Predio CCT Rosario (2000) Rosario, Santa Fe, Argentina
T: (54) 341 4861100 E: florencia.bottero@biocerescrops.com

October 10, 2019

Dear Shareholder,

You are cordially invited to attend the 2019 Annual General Meeting (the “Annual General Meeting”) of Bioceres Crop Solutions Corp. (the “Company” or “Bioceres Crop Solutions”) to be held at 12:00 p.m. EDT on October 31, 2019 at the Company’s legal counsel’s office, 1345 Avenue of the Americas, New York, NY 10105. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed October 3, 2019 (5:00 p.m. Argentina time, 4:00 p.m. EDT) as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment thereof.

If you are unable to attend the Annual General Meeting in person or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend our Annual General Meeting.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Continental Stock), no later than 11:59 p.m. EDT, on October 30, 2019 in order for such votes to be taken into account.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

/s/ Federico Trucco
Federico Trucco
Chief Executive Officer

www.biocerescrops.com
Ocampo 210 bis Predio CCT Rosario (2000) Rosario, Santa Fe, Argentina
T: (54) 341 4861100 E: florencia.bottero@bioceres.crops.com

Convening Notice to
the Annual General Meeting
 to be held on October 31, 2019 at 12:00 p.m. EDT at 1345 Avenue of the Americas

New York, NY 10105

October 10, 2019

Dear Shareholder,

The Board of Directors of Bioceres Crop Solutions Corp. (the “Company”) is pleased to invite you to attend the 2019 Annual General Meeting (the “Annual General Meeting”), to be held on October 31, 2019 at 12:00 p.m. EDT at 1345 Avenue of the Americas, New York, NY 10105 with the following agenda:

Agenda of the 2019 Annual General Meeting

1.              Consider the report of the Board of Directors of the Company and the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2019 and approve the Company’s consolidated financial statements for the financial year ended June 30, 2019.

2.              Consider and vote upon the establishment of equity compensation plans pursuant to which cash options or shares may be granted to officers, directors and employees of the Company.

3.              Consider and vote upon the ratification of the appointment of Gloria Montaron Estrada as a Director of the Company.

4.              Consider and vote upon the ratification of appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company.

The holders of a majority of the ordinary shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes, including adopting the resolutions at the Annual General Meeting.

Any shareholder who holds one or more ordinary share(s) of the Company on October 3, 2019 at 5:00 p.m. Argentina time, 4:00 p.m. EDT (the “Record Date”) will be admitted to the Annual General Meeting and may attend the Annual General Meeting, as applicable, in person or vote by proxy.

Please consult the Proxy Statement enclosed herewith and also available on the Company’s website as to the procedures for attending the Annual General Meeting or to be represented by way of proxy. Copies of the Company’s consolidated financial statements for the financial year ended June 30, 2019 together with the reports of the Board of Directors will be available at https://investors.biocerescrops.com/home/default.aspx. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Continental Stock), no later than 11:59 p.m. EDT, on October 30, 2019 in order for such votes to be taken into account.

Sincerely,

/s/ Federico Trucco
Federico Trucco
Chief Executive Officer
on behalf of the Board of Directors

BIOCERES CROP SOLUTIONS CORP.

PROXY STATEMENT
ANNUAL GENERAL MEETING
OCTOBER 31, 2019

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Bioceres Crop Solutions Corp. (the “Company,” the “Group,” “BCS,” “we,” “our” or “us”) for use at the 2019 Annual General Meeting (the “Annual General Meeting”) to be held on October 31, 2019, at 12:00 p.m. EDT at the Company’s legal counsel’s office, 1345 Avenue of the Americas, New York, NY 10105, and any adjournment thereof. This Proxy Statement is available on our website at https://investors.biocerescrops.com/home/default.aspx, which will also post the Company’s consolidated financial statements for the financial year ended June 30, 2019 and our Annual Report on Form 20-F for the year ended June 30, 2019.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials”.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Record Date, Share Ownership and Quorum

Only holders of the Company’s ordinary shares, par value US$0.0001 per share of record at 5:00 p.m. Argentina time, 4:00 p.m. EDT on October 3, 2019 (the “Record Date”) who remain holders of such shares at the time of the Annual General Meeting are entitled to attend and vote at the Annual General Meeting in respect of such ordinary shares. The holders of a majority of the ordinary shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes.

Voting and Solicitation

Each ordinary share issued and outstanding as of the Record Date is entitled to one vote at the Annual General Meeting. Each of the resolutions at the Annual General Meeting will be adopted by an ordinary resolution under Cayman Islands law which is a resolution passed by a simple majority of the shareholders who vote at the Annual General Meeting, either in person or by proxy.

Copies of solicitation materials will be furnished to all holders of ordinary shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names ordinary shares of the Company beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing or e-mail address set forth in the proxy form before 11:59 p.m. EDT, on October 30, 2019 (the deadline for the return of such proxy forms), the ordinary shares they represent will be voted by the proxy holder at the Annual General Meeting, or at any adjournment thereof, in accordance

1

with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Annual General Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Revocability of Proxies

Any proxy given by a holder of ordinary shares by means of a proxy form pursuant to this solicitation may be revoked: (a) by submitting a written notice of revocation or a fresh proxy form, bearing a later date, which must be received by Continental Stock, no later than 11:59 p.m. EDT, on October 30, 2019 or (b) by attending the Annual General Meeting and voting in person.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Board of Directors will present the management report on the Company’s consolidated financial statements, as well as the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2019. The management report and the independent auditor’s report are available on the internet at https://investors.biocerescrops.com/home/default.aspx. Following such presentation, the following resolutions will be put before the Annual General Meeting for approval:

“Resolved, as an ordinary resolution, that after having reviewed the report of the Board of Directors of the Company and the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2019, the consolidated financial statements of the Company for the financial year ended June 30, 2019 be approved in all respects in their entirety.”

Our Board of Directors recommends a vote “FOR” the approval of the Company’s consolidated financial statements for the financial year ended June 30, 2019.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 2:
APPROVAL OF ESTABLISHMENT OF EQUITY COMPENSATION PLANS

We believe that equity compensation is a vital component of our executive compensation philosophy, and plays a significant role in our ability to continue to attract, retain, and motivate executives, directors, and key employees who are critical to our success. The Board of Directors believes it is in the best interests of the Company and its shareholders to approve the Equity Compensation Plan in order to continue to motivate outstanding performance by our officers, directors and employees.

Key Features of the Proposed Equity Compensation Plans

(a)         Bioceres Crop Solutions Bonuses in Ordinary Shares

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, the number of which will be determined based on the VWAP (as defined below), to each of the Company’s Chief Operating Officer, Sales Director and Marketing

Director and managing Director of Rizobacter S.A., one of our subsidiaries. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives, such as sales targets, Adjusted EBITDA, Adjusted EBITDA after capital expenditures and changes in working capital. Each year the Board of Directors will define the objectives upon approval of the annual budget.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $ 315,000, $165,000 and $100,000 to each of the Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives to be achieved by the Company such as sales targets, Adjusted EBITDA and changes in working capital. Each year the Board of Directors will define the objectives upon approval of the annual budget.

Shares subject to Bonus in Kind and Bonus in Cash if exercised in ordinary shares. The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

Vesting. 50% of bonus vests immediately on the grant date (i.e. the day immediately following the approval of the annual fiscal year numbers by the shareholders at the annual general meeting) if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

Bonus in Performance is an annual in kind incentive awarded based on the meeting by the Company of certain share price targets in a three-year window. If a 20-day volume weighted average price (“VWAP”) exceeds $10.5 per share with a $30 million of trading volume for the accounted 20-day period, then 100% of the award would be granted. If the 20-day VWAP is twice the targeted price, then 200% of the award may be granted. The CEO will be eligible for 200,000 performance-based shares, the CFO for 150,000, and the executive directors and the rest of the management team for 90,000 each.

(b)         Bioceres Crop Solutions Share Option Plan

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price (US$)		Option Issuance Date	Option Expiration Date
Gloria Montaron	200,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Federico Trucco	300,000	(1)	4.55	(3)	June, 18 2019	October 31, 2029
Gerónimo Watson	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Enrique Lopez Lecube	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Jorge Wagner	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Ari Freisinger	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2019
Kyle P. Bransfield	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price (US$)		Option Issuance Date	Option Expiration Date
Natalia Zang	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Carlos Camargo de Colón	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029

Notes:—

(1)              Options authorized as of June 18, 2019 at a price of US$4.55, which can be exercised for a period of up to three years, with 1/3 vesting every 12 months after October 31, 2019.

(2)              Options authorized as of April 24, 2019 at a price of US$4.55, which can be exercised for a period of up to three years, with 1/3 vesting every 12 months after October 31, 2019.

(3)              The exercise price was determined using a volume weighted average price (“VWAP”) during a twenty-day period after the Board Meeting on April 24, 2019, where the specific averaging period was approved.

“Resolved, as an ordinary resolution, that the Equity Compensation Plans as described in this proxy statement be approved and adopted in all respects.”

Our Board of Directors recommends a vote “FOR” the approval of the Equity Compensation Plan.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3:
RATIFICATION OF THE APPOINTMENT OF GLORIA MONTARON ESTRADA AS A DIRECTOR OF THE COMPANY

Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres S.A. and manager of Bioceres LLC, our controlling shareholder. She has served as our executive director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as legal director and secretary of Bioceres, Inc., as secretary of RASA Holding, and as a director of INDEAR and AGBM. She received an LLM in intellectual property from the University of Palermo, Buenos Aires and a degree in Law from the University of Buenos Aires, Argentina.

“Resolved, as an ordinary resolution, that the appointment of Gloria Montaron Estrada as a director of the Company, to hold office in accordance with the articles of association of the Company until the 2020 annual general meeting of the Company be confirmed, ratified and approved in all respects.”

Our Board of Directors recommends a vote “FOR” the re-appointment of the director named above for a term that will run until the 2020 annual general meeting.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:
RATIFICATION OF APPOINTMENT OF PRICE WATERHOUSE & CO. S.R.L. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

“Resolved, as an ordinary resolution, that the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company for the period ending at the 2020 annual general meeting be approved in all respects.”

Our Board of Directors recommends a vote “FOR” the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company for the period ending at the 2020 annual general meeting.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Bioceres Crop Solutions Corp.
Ocampo 210 bis

Predio CCT Rosario

(2000) Rosario, Santa Fe, Argentina
Attn: Company Secretary

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Company Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

WHERE YOU CAN FIND MORE INFORMATION

BCS files annual and special reports and other information with the SEC.

BCS’ SEC filings are also available to the public on the SEC’s internet website at www.sec.gov. In addition, BCS’ SEC filings are also available to the public on BCS’s website, www.biocerescrops.com. Information contained on BCS’ website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting to be held on October 31, 2019

Information is now available regarding the 2019 Annual General Meeting (the “Annual General Meeting”) at https://investors.biocerescrops.com/home/default.aspx.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual General Meeting in person, you must reserve your seat by October 25, 2019 by contacting Florencia Bottero, at +54 341 4861100 or florencia.bottero@biocerescrops.com

If you are a holder of record of our ordinary shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual General Meeting upon presenting a form of photo identification and proof of share ownership as at the Record Date; in order to vote at the Annual General Meeting you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at 5:00 p.m. Argentina time, 4:00 p.m. EDT on October 3, 2019 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting. If you are a holder of ordinary shares you will be entitled to vote at the Annual General Meeting or any adjournment thereof.

Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Annual General Meeting as further described in the Proxy Statement under the heading “Revocability of Proxies”

Argentina
October 10, 2019